UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

( ✓ ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2015

OR

(   ) Transition report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-10026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.

216 Airport Drive, Rochester, New Hampshire 03867

Albany International Corp.
Prosperity Plus Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

Albany International Corp.

Prosperity Plus Savings Plan December 31, 2015 and 2014

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits as of
December 31, 2015 and 2014	2
Statements of Changes in Net Assets Available for Benefits for the years ended
December 31, 2015 and 2014	3
Notes to Financial Statements
December 2015 and 2014	4–12
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015	13–15
*	Other supplemental schedules required by Form 5500 [29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA)] have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants, Administrator and Compensation Committee of

Albany International Corp. Prosperity Plus Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Albany International Corp. Prosperity Plus Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Albany, New York

June 28, 2016

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value:
Registered investment companies	$201,309,496	$ 127,729,038
Common stock	1,169,612	1,017,683
Albany International Corp. common stock	25,243,739	29,696,065
Total investments at fair value	227,722,847	158,442,786
Investments, at contract value:
Common collective trust funds	42,478,897	117,143,250
Total investments	270,201,744	275,586,036
Receivables:
Employer contribution receivable	2,202,538	1,670,511
Notes receivable from participants	5,355,515	5,459,756
Other assets	162,648	-
Total assets	277,922,445	282,716,303
Liabilities
Other liabilities	9,955	1,567
Total liabilities	9,955	1,567
Net assets available for benefits	$277,912,490	$ 282,714,736

The accompanying notes are an integral part of these financial statements.

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2015 and 2014

	2015	2014
Investment income:
Interest and dividends	$ 6,223,187	$ 6,213,374
Net (depreciation)/appreciation in fair value of investments	(9,123,953)	11,967,037
Net investment (loss)/income	(2,900,766)	18,180,411
Contributions:
Employer	6,918,238	6,012,658
Participants	10,025,896	8,583,342
Interest income notes receivable from participants	231,017	229,287
Total contributions	17,175,151	14,825,287
Total additions	14,274,385	33,005,698
Deductions:
Benefits paid to participants	(18,914,620)	(21,476,921)
Administrative expenses and other deductions	(162,011)	(127,513)
Total deductions	(19,076,631)	(21,604,434)
Net (decrease)/increase	(4,802,246)	11,401,264
Net assets available for benefits:
Beginning of year	282,714,736	271,313,472
End of year	$277,912,490	$282,714,736

The accompanying notes are an integral part of these financial statements.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan

The following description of the Albany International Corp. (the “Company”) Prosperity Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries, except those covered by a collective bargaining agreement that does not provide for participation in the Plan, temporary employees, leased employees, contractors, interns and co-op students. Eligible employees hired on or after January 1, 2009, automatically become participants in the Plan for purposes of making Pre-Tax Participant Contributions, unless otherwise elected by the participant.

Contributions

Participants may make voluntary contributions to the Plan, that do not exceed the greater of 100% of the Participant’s Compensation, or $15,000, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various investment options including registered investment companies, common collective trusts, a participant directed brokerage option and Albany International Class A common stock. The Company makes a matching contribution to the Plan up to 5% of the participant’s eligible compensation of which 100% is of the first 4%, and 50% is of the next 2% deferred by the participant.

Profit-Sharing Contribution

The Plan provides for a discretionary annual profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company non-discretionary matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan on the last day of the year for which the profit-sharing contribution is made. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company’s contribution for profit-sharing is in the form of cash and was $2,202,538 and $1,670,511 for the years ended December 31, 2015 and 2014, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the participant’s highest outstanding note balance over the last 12 months, or 50% of their account balance. Interest rates on notes are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the note (rates range between 4.25% and 10.25% at December 31, 2015 and 2014). Notes are to

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for notes for the purchase of a primary residence, which range from 5 to 20 years.

Vesting

Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs

Certain direct costs incurred in administering the Plan are borne by the Company. The Company paid Plan administrative expenses of $135,856 and $121,423 during 2015 and 2014, respectively, which principally consisted of plan fiduciary services. Expenses paid by the Plan included investment advisory fees, and securities brokerage fees.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Statement of Net Assets Available for Benefits date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common collective trusts, registered investment companies and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements.

Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants were $389,113 and $425,520 for the years ended December 31, 2015 and 2014, respectively. Interest income is recorded as earned.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Fees related to participant loans are paid by the participants. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent participant loans are recorded as deemed distributions on the basis of the terms of the Plan agreement.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan adopted ASU 2015-07 effective December 31, 2015 and applied it retrospectively to the 2014 financial statements.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) – I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and the investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU-2015-12 are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The amendments within Parts I and II require retrospective application. The Plan adopted the provisions of Parts I and II effective December 31, 2015 and applied it retrospectively to the 2014 financial statements.

The adoption of ASU 2015-12 and 2015-07 modified certain disclosures in the notes to the financial statements, but did not impact the Plan’s Net Assets Available for Benefits.

Subsequent Events

Management has evaluated the events and transactions that have occurred through the date the financial statements were available for issuance and noted no items requiring adjustment of the financial statements or additional disclosures.

3.	Fair Value Measurements

The Fair Value Measurement topic of the FASB Accounting Standards Codification provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs include:

-	quoted prices for similar assets or liabilities in active markets;
-	quoted prices for identical assets or similar assets or liabilities in inactive markets;
-	inputs other than quoted prices that are observable for the asset and liability;
-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3   Inputs are unobservable and significant to the fair value measurement. The data points for the asset or liability, and include situations in which there is little, if any, market activity for the asset or liability. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Investments in registered investment companies are valued using the quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

The common stock of Albany International Corp. and exchange traded funds, which are classified as registered investment companies, are valued using active markets at the latest quoted sales price on the last business day of the year on its principal exchange.

Investments in common collective trust funds are valued at the net asset values (NAV) per share using available inputs to measure the fair value of such funds held by the Plan at year end. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different that the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no penalties or restrictions for withdrawing assets from the common collective trust funds at any time.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$77,127,728	$ -	$ -	$77,127,728
Bond funds	19,113,937	-	-	19,113,937
Domestic stock funds	89,517,491	-	-	89,517,491
International stock funds	14,591,527	-	-	14,591,527
Money market funds	859,974	-	-	859,974
Commodities	98,839	-	-	98,839
Common stock	1,169,612	-	-	1,169,612
Albany International Class A
common stock	25,243,739	-	-	25,243,739
Total investments in the fair value hierarchy	227,722,847	-	-	227,722,847

Investments measured at net asset value (a):
Common collective trust funds	-	-	-	42,478,897
Investments at fair value	$227,722,847	-	-	$270,201,744

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced funds	$ 232,359	$ -	$ -	$ 232,359
Bond funds	18,826,739	-	-	18,826,739
Domestic stock funds	91,628,647	-	-	91,628,647
International stock funds	15,463,700	-	-	15,463,700
Money market funds	1,452,090	-	-	1,452,090
Commodities	125,503	-	-	125,503
Common stock	1,017,683	-	-	1,017,683
Albany International Class A
common stock	29,696,065	-	-	29,696,065
Total investments in the fair value hierarchy	158,442,786	-	-	158,442,786
Investments measured at net asset value (a):
Common collective trust funds	-	-	-	117,143,250
Investments at fair value	$ 158,442,786	-	-	$ 275,586,036

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2015 and 2014.

(a)	In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

During 2015 and 2014, the Plan’s investments earned interest and dividend income as follows:

	2015	2014

Registered investment companies	$ 5,331,922	$ 5,303,528
Common stock	62,192	60,133
Common collective trust	829,073	849,713
	$ 6,223,187	$ 6,213,374

4.	Related Party Transactions

The Plan invests in shares of mutual funds (including the Vanguard brokerage option) managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor’s Albany International Class A common stock. The Plan purchased $1,990,400 and $3,240,140 and sold $5,467,785 and $7,499,711 of Albany International Class A common stock during the years ended December 31, 2015 and 2014. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for plan years prior to 2011.

6.	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants that are in default continue to be treated on the financial statements as notes receivable, but are treated on Form 5500 as deemed distributions, which are considered taxable distributions from the Plan.

A reconciliation of total investments per the financial statements at December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014

Total investments per financial statements	$ 270,201,744	$ 275,586,036
Adjustment to current value for fully benefit- responsive investment contracts	717,844	1,279,024
	270,919,588	276,865,060

Notes receivable from participants	5,355,515	5,459,756
Deemed distributions	24,521	15,655
Total notes receivable per Form 5500	5,330,994	5,444,101
Total investments per Form 5500	$ 276,250,582	$ 282,309,161

A reconciliation of deductions per the financial statements for the years ended December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

	2015	2014

Total deductions from net assets per financial statements	$ 19,076,631	$ 21,604,434
Other income	(5,085)	(22,798)
Changes in deemed distributions	(8,866)	(7,390)
Total expenses per Form 5500	$ 19,090,582	$ 21,634,622

The following is a reconciliation of net assets available for benefits per the financial statements Form 5500 at December 31, 2015 and 2014:

	2015	2014

Net assets available for benefits per the financial statements	$ 277,912,490	$ 282,714,736
Adjustment to current value for fully benefit-response
investment contracts held by a common collective trust	717,844	1,279,024
Deemed distributions	(24,521)	(15,655)
Net assets available for benefits per Form 5500	$ 278,605,813	$ 283,978,105

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014

Net (decrease)/increase in available for benefits per the financial statements	$ (4,802,246)	$ 11,401,264
Adjustment to contract value for fully benefit-responsive investment contract for current year	717,844	1,279,024
Adjustment to contract value for fully benefit-responsive investment contract for prior year	(1,279,024)	(1,257,025)
Changes in deemed distributions	(8,866)	(7,390)
Net (decrease)/increase in assets available for benefits
per Form 5500	$ (5,372,292)	$ 11,415,873

Supplemental Schedule

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower, Lessor or Similar Party	Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost **	Current Value

*	Alps Alerian Mlp Etf	Registered Investment Company	-	10,243
*	Central Goldtrust Tr Unit	Registered Investment Company	-	1,772
*	Claymore Guggenheim Timber Etf	Registered Investment Company	-	47,852
*	Dodge & Cox Intl Stock	Registered Investment Company	-	14,498,133
*	Doubleline Total Return Bond Cl N	Registered Investment Company	-	9,473
*	Duff & Phelps Global Utility Income	Registered Investment Company	-	4,419
*	Fidelity Advisor Emerging Markets Income Cl I	Registered Investment Company	-	10,890
*	Fidelity Floating Rate High Income	Registered Investment Company	-	161,645
*	Gamco Global Gold Natural Res & Income Trust Com Sh Ben Int	Registered Investment Company	-	1,544
*	Global X Superdividend Etf	Registered Investment Company	-	2,958
*	Goldman Sachs Small Cap Val	Registered Investment Company	-	4,369,734
*	Inst Target Ret 2010 Fund	Registered Investment Company	-	1,563,681
*	Inst Target Ret 2015 Fund	Registered Investment Company	-	11,485,390
*	Inst Target Ret 2020 Fund	Registered Investment Company	-	8,107,643
*	Inst Target Ret 2025 Fund	Registered Investment Company	-	22,735,177
*	Inst Target Ret 2030 Fund	Registered Investment Company	-	3,788,362
*	Inst Target Ret 2035 Fund	Registered Investment Company	-	12,480,864
*	Inst Target Ret 2040 Fund	Registered Investment Company	-	2,658,462
*	Inst Target Ret 2045 Fund	Registered Investment Company	-	7,207,421
*	Inst Target Ret 2050 Fund	Registered Investment Company	-	2,135,418
*	Inst Target Ret 2055 Fund	Registered Investment Company	-	833,528
*	Inst Target Ret 2060 Fund	Registered Investment Company	-	149,963
*	Ishares U S Preferred Stock Etf	Registered Investment Company	-	6,022
*	JPM Core Bond Fund R6	Registered Investment Company	-	19,062,494
*	Merger Fund Investor Cl	Registered Investment Company	-	9,653
*	Metropolitan West Intermediate Bond Cl M	Registered Investment Company	-	5,893
*	Nuveen Build America Bond Fund	Registered Investment Company	-	6,027
*	Nuveen Floating Rate Income Opportunity Fund	Registered Investment Company	-	8,085
*	Powershares Build America Bond Etf	Registered Investment Company	-	9,625
*	Powershares Cef Income Composite Etf	Registered Investment Company	-	16,005
*	Prin DiverseRealAsset I	Registered Investment Company	-	19,160
*	Rare Element Resources Ltd	Registered Investment Company	-	38
*	T. Rowe Price Equity Income; R	Registered Investment Company	-	15,989,714
*	Target Ret Income Fund	Registered Investment Company	-	3,787,638
*	United States Nat Gas Fund Par $0.001 Ltd Partnership	Registered Investment Company	-	43,350
*	Vanguard Dividend Appreciation Etf	Registered Investment Company	-	71,763
*	Vanguard Dividend Growth Investor Cl	Registered Investment Company	-	14,512
*	Vanguard Energy Etf	Registered Investment Company	-	1,760
*	Vanguard Ftse All World Ex U S Small Cap Investor Cl	Registered Investment Company	-	21,613
*	Vanguard Ftse All World Ex Us Etf	Registered Investment Company	-	30,375
*	Vanguard Ftse All World Ex Us Small Cap Etf	Registered Investment Company	-	211
*	Vanguard Ftse Developed Mkts Etf	Registered Investment Company	-	26,917
*	Vanguard Ftse Emerging Markets Etf	Registered Investment Company	-	20,615
*	Vanguard Global Ex U S Real Estate Index Fd Etf	Registered Investment Company	-	10,083
*	Vanguard Health Care Etf	Registered Investment Company	-	9,367
*	Vanguard Inst Index Fund	Registered Investment Company	-	43,193,452
*	Vanguard Md-Cap Index Fund Ins	Registered Investment Company	-	17,551,968
*	Vanguard Morgan Grwth Adm	Registered Investment Company	-	8,202,832
*	Vanguard Precious Metals & Mining Investor Cl	Registered Investment Company	-	4,068
*	Vanguard Prime Money Market	Registered Investment Company	-	808,404
*	Vanguard Prime Money Mkt	Registered Investment Company	-	51,570
*	Vanguard Total Intl Bond Index Etf	Registered Investment Company	-	16,816
*	Vanguard Total World Stock Etf	Registered Investment Company	-	283
*	Vanguard Wellesley Income Investor Cl	Registered Investment Company	-	12,326
*	Vanguard Wellington Investor Cl	Registered Investment Company	-	12,123
*	Wisdomtree Intl Small Cap Dividend Etf	Registered Investment Company	-	20,163
				201,309,496

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Cost **	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value		Value

*	Albany International Class A	Company Stock Fund	-	25,243,739

*	Aberdeen Asia Pacific Income Fund Inc	Common Stock	-	5,027
*	Aer Energy Resources Inc New	Common Stock	-	346
*	Alcoa Inc	Common Stock	-	347,477
*	American Airlines Group Inc	Common Stock	-	15,616
*	Annaly Capital Management Inc	Common Stock	-	3,471
*	Apple Inc	Common Stock	-	99,939
*	Ares Capital Corp	Common Stock	-	2,565
*	AT&T Inc	Common Stock	-	154,755
*	Atrinsic Inc New	Common Stock	-	1
*	Avalon Advanced Materials Inc	Common Stock	-	289
*	Bankwell Financial Grp Inc	Common Stock	-	99,250
*	Barclays Bank Plc Ipath S&P 500 Vix Short Term Etn New	Common Stock	-	20,100
*	Baristas Coffee Oldchg Company Inc	Common Stock	-	3
*	Blackrock Energy & Resources Trust	Common Stock	-	3,759
*	Blackrock Utility & Infras Tr	Common Stock	-	5,034
*	Chevron Corp	Common Stock	-	90,172
*	Cliffs Natural Res Inc	Common Stock	-	1,583
*	Cohen & Steers Total Return Realty Fund Inc	Common Stock	-	4,221
*	Delta Airlines Inc New	Common Stock	-	499
*	Energy Transfer Partners Unit Ltd Partnership	Common Stock	-	19,915
*	Geckosystems International Corp	Common Stock	-	1,214
*	Government Properties Income Trust	Common Stock	-	3,174
*	Hatteras Financial Corp Reit	Common Stock	-	1,841
*	Hcp Inc	Common Stock	-	4,015
*	Hollyfrontier Corp	Common Stock	-	40,489
*	Itonis Inc	Common Stock	-	1,217
*	Kinder Morgan Inc De	Common Stock	-	7,634
*	Lynas Corp Ltd	Common Stock	-	78
*	Marathon Petroleum Corp	Common Stock	-	10,778
*	Medical Properties Trust	Common Stock	-	3,683
*	Ocata Therapeutics Chg Inc	Common Stock	-	34
*	Omega Healthcare Investors Inc	Common Stock	-	5,947
*	Pharmagen Inc	Common Stock	-	2
*	Potash Corp Of Saskatchewan Inc	Common Stock	-	2,397
*	Potlatch Corp New	Common Stock	-	30,240
*	Rayonier Advanced Matls Inc	Common Stock	-	9,624
*	Rayonier Inc	Common Stock	-	22,200
*	Restoration Hardware Holdings Inc	Common Stock	-	7,945
*	Rmr Group Inc Cl A	Common Stock	-	29
*	Seadrill Ltd	Common Stock	-	1,077
*	Solo International Inc New	Common Stock	-	27
*	Starbucks Corp	Common Stock	-	12,336
*	Vantage Drilling Company	Common Stock	-	3
*	Ventas Inc	Common Stock	-	5,192
*	Verizon Communications Inc	Common Stock	-	98,761
*	Xg Technology Inc Par $.00001 New	Common Stock	-	25,656
				1,169,612

*	Vanguard Retire Savings Trust III	Common Collective Trust	-	43,196,741

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)	(e)

	Identity of Issue/Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost **	Current Value

*	Participant Note Receivable	Participant loans (for a term not exceeding 20 years at interest rates ranging from 4.25% to 10.25%), maturities from 1/15/2013 through 7/24/2032	-	5,330,994

$ 276,250,582

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore, is not included